Neovasc Provides Update on German Litigation

VANCOUVER and MINNEAPOLIS -- via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) reported today that the Higher Regional Court in Munich, Germany has upheld the first instance judgment of the Regional Court Munich of June 16, 2017, in which the court had found that Edwards Lifesciences LLC ("Edwards") had contributed in part to the invention of the Tiara™ and awarded to Edwards co-entitlement rights to the disputed Tiara™ European patent application. There are no monetary awards associated with these matters and no damages award was recognized.

Neovasc is currently reviewing its possibilities for appeal.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's review of its possibilities for appeal and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.